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                           September 1, 2021

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       How Kok Choong
       Chief Executive Officer
       Agape ATP Corp
       1705     1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia
       Taman Desa, Kuala Lumpur, Malaysia (Postal Code: 58100)

                                                        Re: Agape ATP Corp
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2020
                                                            File No. 333-239951

       Dear Mr. Choong:

               It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

               If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance
 How Kok Choong
Agape ATP Corp
FirstName LastNameHow
September 1, 2021        Kok Choong
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Comapany  NameAgape ATP Corp
September 1, 2021 Page 2              Office of Life Sciences
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